Filed by FirstEnergy Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Allegheny Energy, Inc.

Commission File No: 001-00267

The following is the transcript of a video by Anthony J. Alexander, President and Chief Executive Officer of FirstEnergy, which was first broadcast to FirstEnergy employees on February 11, 2010.

Good morning.

These are exciting times for our Company.

This morning, we announced that we have reached an agreement to merge with Allegheny Energy, an organization that, like us, has a long and proud tradition of generating and delivering electric service to customers, safely and reliably.

The new company – which will keep the FirstEnergy name and remain headquartered in Akron – will be the largest investor-owned electric system in the country based on serving more than six million customers. We’ll have over 24,000 MW of generating capacity, and about $16 billion in annual revenues, based on 2009 results.

It’s because of the efforts of all FirstEnergy employees that we can enter into this transaction and take our company to the next level.

The fact is… I’m very excited about the opportunities and potential that this transaction creates.

We will be a stronger, more flexible regional energy provider.

We’ll increase our generating capability seventy percent…more than doubling our supercritical coal-fired generation, and adding over 1,000 MWs of pumped storage.

Our combined generation fleet will have a mix of resources, including nuclear, coal, natural gas and pumped storage, making us one of the nation’s largest and most diversified fleets.

And this larger fleet will provide our retail sales and marketing organization enhanced opportunities and flexibility.

We’ll also gain strong distribution utilities in an adjacent geographic footprint that complements our distribution service area.

We’ll have a growing transmission business.

And our adjacent operations will make the sharing of best practices and mutual support more efficient and effective.

It will take 12-14 months before this merger can be finalized. During that time, our organizations will have to complete many steps, including gaining approval by shareholders and from various state and federal regulators.

The plan is to have employee teams from both companies working together on integration issues that are part of every merger. And we’ll share more details on the teams when plans are finalized.

But let me add something important here: We all know that mergers have impacts on the workforce. And given the current economic conditions, we understand the increased concerns employees will have during this period.

While it’s really too early to predict what will happen, we intend to work closely with regulators to develop plans that will allow this merger to proceed quickly, with as little negative affect as possible on employees.

And while we don’t have the answers yet, it appears that this merger will have little or no impact on craft employee levels.

And to help mitigate the impact on the rest of the workforce, we’ll slow down our hiring at FirstEnergy to make as many opportunities as possible available for Allegheny employees. The fact of the matter is, we will need a lot of talented people to run our new company.

Today there will be an Employee Update that provides additional information. We will also provide updates as they become available.

While this is good and exciting news, we must stay focused and not allow this to become a distraction. This will take some time to complete and until then, we must operate as separate companies. Meanwhile, continue to focus on working safely everyday and on the fundamentals of our business and your job.

There is no doubt that this past year has been difficult. But I have a lot of confidence in you. You’ve delivered on every challenge we’ve ever faced. You’ve adjusted to the new operating realities and have enhanced our operations regardless of circumstances – improving in many key measures. Your leadership, character, skills and ability to focus on the fundamentals of our business will be critical for the exciting, but challenging times ahead of us.

This is a significant move for both companies. I’m looking forward to what we can do together.

Thank you for your support.

Information Concerning Forward-Looking Statements

In addition to historical information, this video may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving FirstEnergy and Allegheny, including future financial and operating results; FirstEnergy’s and Allegheny’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite FirstEnergy and Allegheny shareholder approvals; the risk that FirstEnergy or Allegheny may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in FirstEnergy’s and Allegheny’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this release speak only as of the date of this release. Neither FirstEnergy nor Allegheny undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this release.

Additional Information and Where to Find It

In connection with the proposed merger, FirstEnergy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of FirstEnergy and Allegheny that also constitutes a prospectus of FirstEnergy. FirstEnergy and Allegheny will mail the joint proxy statement/prospectus to their respective shareholders. FirstEnergy and Allegheny urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from FirstEnergy’s website (www.firstenergycorp.com) under the tab “Investors” and then under the heading “Financial Information” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from Allegheny’s website (www.alleghenyenergy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in the Merger Solicitation

FirstEnergy, Allegheny and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FirstEnergy and Allegheny shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of

FirstEnergy and Allegheny security holders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about FirstEnergy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2009. You can find information about Allegheny’s executive officers and directors in its definitive proxy statement filed with the SEC on March 20, 2009. Additional information about FirstEnergy’s executive officers and directors and Allegheny’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from FirstEnergy and Allegheny using the contact information above.